

Mail Stop 4631

June 2, 2016

<u>Via E-mail</u>
Brian J. Harris
Chief Financial Officer
Summit Materials, Inc.
Summit Materials, LLC
1550 Wynkoop Street, 3rd Floor
Denver, Colorado 80202

> **Re:** **Summit Materials, Inc.**
> **Summit Materials, LLC**
> **Form 10-K for Fiscal Year Ended January 2, 2016**
> **Filed February 22, 2016**
> **Response Dated May 23, 2016**
> **File No. 1-36873**
> **File No. 333-187556**

Dear Mr. Harris:

We have reviewed your May 23, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

<u>Item 2. Properties, page 41</u>

1. We note your response to comment 2 in our letter dated May 16, 2016. Please tell us if you have considered your cement operations in your assessment of assets and revenue with respect to materiality. Please be advised that mobile and stationary mining equipment and processing equipment up to the first point of significant sale should be included in your assessment.

<u>(1) Summary of Organization and Significant Accounting Policies, page 97</u>
<u>Property, Plant and Equipment, net, page 99</u>

2. We note the draft disclosure you intend to include in future filings for the amortization of landfill airspace and the depletion of mining reserves in response to comment 11 in our letter dated May 16, 2016. Specifically, we note your reference to the initial estimate of available

airspace and initial estimate of proven and probable reserves. Please further expand your disclosures to provide an explanation as to when total available airspace and total proven and probable reserves are reassessed from the initial estimate. If you do not reassess total available airspace and/or total proven and probable reserves, please provide us with an explanation as to why.

(2) Acquisitions, page 105

3. We note your response to comment 12 in our letter dated May 16, 2016. Since the disclosures required by ASC 805-10-50-1 are required in the period in which a material business combination is completed, this information should be presented in financial statements that include such a period. Please provide the information required by ASC 805 for your material acquisitions completed during each period presented.

4. We note your response to comment 13 in our letter dated May 16, 2016, in which you reference a general description of what goodwill represents from your acquisitions. The disclosure required by ASC 805-30-50-1.a. should be specific to each acquisition and provided with the acquisition footnote. Please confirm that you will provide the requested disclosure for the Davenport acquisition.

Exhibit 99.1
(21) Senior Notes' Guarantor and Non-Guarantor Financial Information, page 33

5. We note your response to comment 20 in our letter dated May 16, 2016. As previously requested, please revise your disclosures to clarify that Finance Corp has no assets or operations.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief

Office of Manufacturing and
Construction